Filed pursuant to Rule 424(b)(3)
Registration File No. 333-220997

STARWOOD REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 6 DATED NOVEMBER 13, 2018

TO THE PROSPECTUS DATED APRIL 12, 2018

This document supplements, and should be read in conjunction with, our prospectus dated April 12, 2018, as well as Supplement No. 1 dated May 15, 2018, Supplement No. 2 dated July 10, 2018, Supplement No. 3 dated August 10, 2018, Supplement No. 4 dated September 7, 2018 and Supplement No. 5 dated October 9, 2018. Terms used and not otherwise defined in this Supplement No. 6 shall have the same meanings as set forth in our prospectus, as supplemented. The purpose of this Supplement No. 6 is to disclose the date upon which we expect to break escrow.

Escrow Update

The Advisor wishes to report that it expects our Company to satisfy the escrow condition of at least $150 million in purchase orders in the near term. As such, we anticipate and expect that escrow break will occur on or about Friday, December 14, 2018. Investors that have submitted purchase orders in good order prior to the escrow break will be admitted as stockholders upon escrow break. As set forth in Supplement No. 2 dated July 10, 2018, the Advisor has agreed to waive its management fee for the first three months following the date on which we break escrow. In addition to satisfying the escrow condition above, our board of directors must authorize the release to us of funds in the escrow account. Notwithstanding the Advisor’s expectation of a December 14, 2018 escrow break, there can be no assurance that escrow break will occur.